SE(10027659 IISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34109

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RIDGEWOOD ASSOCIATES, INC. (NJ)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Eisenhower Drive
(No. and Street)

PARAMUS	NJ	07652
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PHILIP P. MARINO (201)478-7788
(Area Code – Telephone Number)

SEC Mail Processing Section
FEB 26 2010
Washington, DC
110

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'CONNOR DAVIES MUNNS & DOBBINS, LLP
(Name – *if individual, state last, first, middle name*)

60 EAST 42nd STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Philip P. Marino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ridgewood Associates, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Philip P. Marino
Signature

President
Title

Bernard J. Hoogland
Notary Public

BERNARD J. HOOGLAND
Notary Public of New Jersey
My Commission Expires 11-22-2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

The Board of Directors
Ridgewood Associates, Inc.

We have audited the accompanying statements of financial condition of Ridgewood Associates, Inc. as of December 31, 2009 and 2008 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ridgewood Associates, Inc. at December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules shown on pages 9 and 10 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 8, 2010

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

Ridgewood Associates, Inc.

Statements of Financial Condition

December 31,

	2009	2008
ASSETS		
Cash and cash equivalents	$ 93,157	$ 93,108
Investment securities	5,946	7,413
Receivables from brokers or dealers	77,935	97,733
Prepaid expenses	6,820	3,253
Furniture and equipment, net of accumulated depreciation of $97,415 and $89,515	20,089	26,207
Deposits	5,365	5,365
	$ 209,312	$ 233,079

	2009	2008
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$ 39,974	$ 48,754
Accrued wages	31,231	36,562
Total Liabilities	71,205	85,316
Stockholder's Equity		
Capital stock, no par, 1,000 shares authorized, 100 shares issued and outstanding	1,000	1,000
Additional paid-in capital	99,000	99,000
Retained earnings	38,107	47,763
Total Stockholder's Equity	138,107	147,763
	$ 209,312	$ 233,079

See notes to financial statements

Ridgewood Associates, Inc.

Statements of Operations

Years Ended December 31,

	2009	2008
REVENUE		
Commissions	$ 502,292	$ 637,722
Interest and dividends	955	3,306
Unrealized loss on investment securities	(1,467)	(7,434)
Other income	10	20
Total Revenue	501,790	633,614
EXPENSES		
Employee compensation and benefits	362,147	458,789
Communications	8,482	9,741
Occupancy	34,148	45,782
Taxes, other than income	28,517	30,870
Other operating expenses	78,152	108,756
Total Expenses	511,446	653,938
Net Loss	$ (9,656)	$ (20,324)

See notes to financial statements

Ridgewood Associates, Inc.

Statements of Changes in Stockholder's Equity

Years Ended December 31, 2009 and 2008

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2008	$ 1,000	$ 99,000	$ 68,087	$ 168,087
2008				
Net loss	-	-	(20,324)	(20,324)
Balance, December 31, 2008	1,000	99,000	47,763	147,763
2009				
Net loss	-	-	(9,656)	(9,656)
Balance, December 31, 2009	$ 1,000	$ 99,000	$ 38,107	$ 138,107

See notes to the financial statements

Ridgewood Associates, Inc.

Statements of Cash Flows

Years Ended December 31,

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income loss	$ (9,656)	$ (20,324)
Adjustments to reconcile net loss to		
cash from operating activities		
Depreciation	7,901	9,139
Unrealized loss on investment securities	1,467	7,434
Changes in operating assets and liabilities		
Receivables from brokers or dealers	19,798	(10,766)
Prepaid expenses	(3,567)	10,131
Accounts payable and accrued expenses	(8,780)	2,676
Accrued wages	(5,331)	13,172
Net Cash from Operating Activities	1,832	11,462
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment	(1,783)	(313)
Deposits returned on security deposit	-	1,234
Net Cash from Investing Activities	(1,783)	921
Net Increase in Cash and Cash Equivalents	49	12,383
CASH AND CASH EQUIVALENTS		
Beginning of year	93,108	80,725
End of year	$ 93,157	$ 93,108

See notes to financial statements

Ridgewood Associates, Inc.

Notes to Financial Statements

1. Organization

Business and Tax Status

Ridgewood Associates, Inc. (the "Company") was incorporated on December 12, 1985. Its initial capitalization was made January 1, 1988 when the assets, liabilities and broker/dealer registration of Ridgewood Associates (a sole proprietorship), were transferred to the corporation and 100 shares of no par capital stock were issued by the corporation in consideration thereto.

The Company is an introducing broker with all securities being cleared on a fully disclosed basis through its clearing broker.

As a Subchapter S Company the Company's Federal and New Jersey State income is taxed in the individual income tax returns of its shareholder.

2. Significant Accounting Policies

Accounting Changes

In July 2009, the FASB Accounting Standards Codification (the ASC) became the single source of generally accepted accounting principles (GAAP) in the United States. The ASC did not change GAAP, however, it introduced a new structure to the accounting literature and changed references to accounting standards and other authoritative accounting guidance. Application of the Codification did not have an effect on the Company's financial condition, results of operations or cash flows.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Accordingly, actual results could differ from those estimates.

Securities Transactions

Securities transactions are recorded on a trade date basis.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method.

2. Significant Accounting Policies *(continued)*

Cash and Cash Equivalents

For purposes of the statements of cash flows, the company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments

Investments are recorded at fair value. Fair value of investments are valued at quoted prices in active markets at the end of year. Realized and unrealized gains and losses on investments are included as part of investment income.

The Company adopted FASB guidance on Fair Value Measurements which establishes a fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs provide the highest level of reliance and include assets with quoted prices in active markets. As of and for the years ended December 31, 2009 and 2008 all of the Company's investments, bough, sold, and held were Level 1 investments.

Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosures and/or recognition in the financials statements through the date that the financial statements were available to be issued, which date is February 8, 2010.

Accounting for Uncertainty in Income Taxes

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal, state or local income tax audits for periods prior to 2006.

3. Lease Obligations

The Company has a non-cancellable operating lease agreement for office space which expires April 30, 2013. Rental expense for 2009 and 2008 amounted to $34,148 and $45,782. The following is a schedule, by years, of future minimum lease payments required under the non-cancelable operating lease at December 31, 2009:

2010	$	31,030
2011		31,900
2012		32,770
2013		33,640
	$	129,340

3. Lease Obligations

Under the lease agreement the Company was required to maintain a security deposit of $5,365.

4. Deferred Contribution Plan

The Company has a defined contribution plan that covers all eligible employees. Contributions to the plan are made at the Company's discretion. Plan expense was $16,000 and $22,000 for 2009 and 2008.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital; both as defined, shall not exceed 15 to 1. As of December 31, 2009 and 2008, the Company had net capital of $103,278 and $110,061 which was $53,276 and $60,061 in excess of its required net capital, respectively. The company's net capital ratio was .69 and .78 to 1 as of December 31, 2009 and 2008, respectively.

6. Concentration of Credit Risk and Financial Instruments With Off-Balance Sheet Risk

The Company introduces its customers' transaction to its clearing broker with whom it has a correspondent relationship for execution, clearance, and depository operations in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain. As of December 31, 2009, amounts owed to the clearing broker by these customers were collateralized by securities with a market value in excess of the receivable. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk of potential loss. The Company utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Ridgewood Associates, Inc.

Schedule of Computation of Net Capital Under
Securities and Exchange Commission Rule 15c3-1

As of December 31, 2009

NET CAPITAL		
Total ownership equity from statement of financial condition		$ 138,107
Deductions - Non-allowable assets:		
Furniture and equipment	20,089	
Prepaid expenses	6,820	
Deposits	5,365	
Total deductions		32,274
Net capital before haircuts on securities position		105,833
Less: Haircuts on securities positions		2,555
Net Capital		103,278
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required 6-2/3% of aggregate indebtedness or $50,000, whichever is greater		50,000
Excess of net capital over minimum requirement		$ 53,278
Total Aggregate Indebtedness Liabilities		$ 71,205
Percent of aggregate indebtedness to net capital		69%

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

There are no material differences between the above calculation and the calculation included in the Company's unaudited FOCUS Report as of December 31, 2009.

Ridgewood Associates, Inc.

Schedule of Computation of Reserve Requirements
Under Exhibit A of Securities and Exchange Commission Rule 15c3-3

As of December 31, 2009

The Firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

Schedule Relating to the Possession or Control Requirements
Under Securities and Exchange Commission Rule 15c3-3

As of December 31, 2009

The Firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the Firm does not have possession of customer securities.

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Ridgewood Associates, Inc.

In planning and performing our audit of the financial statements of Ridgewood Associates, Inc.(the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 8, 2010

Ridgewood Associates, Inc.

Financial Statements

December 31, 2009

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

SEC Mail Processing
Section

FEB 2 6 2010

Washington, DC
110

To the Board of Directors of Ridgewood Associates, Inc.
PO Box 326
Paramus, NJ 07653

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Ridgewood Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Ridgewood Associates, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Ridgewood Associates, Inc.'s management is responsible for Ridgewood Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement journals, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

February 8, 2010

SIPC-7T

(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T

(27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

034109 FINRA DEC
RIDGEWOOD ASSOCIATES INC - NJ 10*10
PO BOX 326
PARAMUS, NJ 07653-0326

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 721

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (203)

____
Date Paid

C. Assessment balance due ______

D. Interest computed on late payment (see instruction E) for_____days at 20% per annum 518

E. Total assessment balance and interest due (or overpayment carried forward) $______

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 518

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RIDGEWOOD ASSOCIATES INC.
(Name of Corporation, Partnership or other organization)

PHILLIP P. MARINO
(Authorized Signature)

PRESIDENT
(Title)

Dated the 31 day of JANUARY, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning April 1, 2009 and ending ________, 20__ Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 378,154
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	378,154
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	80,596
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	8,899
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________	
Enter the greater of line (i) or (ii)	89,567
Total deductions	
2d. SIPC Net Operating Revenues	$ 288,587
2e. General Assessment @ .0025	$ 721 (to page 1 but not less than $150 minimum)